

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 7, 2007

Mr. Marcel Smits
Chief Financial Officer
Koninklijke KPN N.V.
Maanplein 55
2516 CK The Hague
The Netherlands

> **Re: Koninklijke KPN N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-13980**

Dear Mr. Smits:

We have reviewed your supplemental letter dated July 12, 2007 as well as your filing and have the following comments. As noted in our letter dated May 11, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

General

1.   We note the reference on page 4 of your response letter dated July 12, 2007, to "assets and liabilities associated with Cuba, Iran, the Sudan and Syria." Please clarify for us the nature of your assets and liabilities associated with Cuba, Iran, Sudan and Syria. Describe the relevant assets and liabilities in reasonable detail.

Change in Accounting Policies, page 113

We refer to your response to prior comment 3 in your letter dated July 12, 2007 and your responses to prior comments 2 and 4 in your letter dated June 12, 2007. Accordingly, we have the following comments.

2.   Please describe in detail the actual methods utilized by you to assess hedge effectiveness pursuant to IFRS under both the previous and current accounting policies. Similarly provide us with a more detailed description of the methods used by you in measuring the ineffectiveness of your hedges under the previous and current accounting policies. Refer to your basis in the accounting literature.

Provide us with an example that includes an assessment of hedge effectiveness and a calculation of ineffectiveness, including any related journal entries, under both your previous and current accounting policies.

3. Please describe in detail the actual method utilized by you to assess hedge effectiveness under US GAAP. Also tell us the method used by you in measuring the ineffectiveness of your hedges. Refer to your basis in the accounting literature.

    Provide us with an example that includes an assessment of hedge effectiveness and a calculation of ineffectiveness, including any related journal entries.

4. We note your conclusion that the change in the method of measuring ineffectiveness (i.e. determining the fair value of the hedged item) could be revised to include changes in the Euro yield curve. Please help us understand how revising the manner in which the fair value of the hedged item is determined does NOT impact your assessment of hedge effectiveness. It would appear to us that the fair value of the hedged item is a direct component of the calculation of effectiveness which would therefore impact your conclusion regarding the formal designation and documentation of the hedging relationship. As you have previously acknowledged, paragraphs 88(a) and AG 107 of IAS 39 state that the formal designation and documentation requirements include how the entity will assess the hedging instrument's effectiveness. In this regard, we note your statement that such paragraphs in IAS 39 "refer to the effectiveness test to determine whether a hedge has been highly effective."

5. Please explain why the fair value of the expected future cash flows on the USD bond should or should not incorporate changes in the Euro yield curve and why you believe you had the option of revising your policy under IFRS to include such changes when they were previously excluded. Please cite any literature supporting your conclusion.

6. We note your statement in the response to comment 3 b) of the response letter dated July 12, 2007 that "at inception of the hedge relationship the fair value of the swap was zero," which was with respect to your accounting under IFRS. We also note your statement in your response to comment 4 of the response letter dated June 12, 2007 that "the value of the swaps at the inception of hedge accounting was not zero under US GAAP." Please tell us in detail how the fair value of the swap under IFRS was zero while under US GAAP the fair value was NOT zero.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Jack Guggenheim, Special Counsel, at (202) 551-3523 if you have questions regarding comment 1. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director